

February 13, 2023

Brent Bowman
Chief Financial Officer
Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

      Re: Veeva Systems Inc.
          Correspondence filed February 10, 2023
          Form 10-K for the Fiscal Year Ended January 31, 2022
          Filed March 30, 2022
          File No. 001-36121

Dear Brent Bowman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology